SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.   20549

	SCHEDULE 13D
	Amendment No. 1

	Under the Securities Exchange Act of 1934



	ADVANCED MEDICAL PRODUCTS, INC.
	(Name of Issuer)


	Common Stock, $.01 par value
	Class A Preferred Stock
	(Title of Class of Securities)



	00753W 20 7
	(CUSIP Number)



	George L. Down
	6 Woodcross Drive
	Columbia, South Carolina 29212
	(803) 407-3044
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)


	May 15, 1998
	(Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



4.	SOURCE OF FUNDS

None	(Carolina Medical, Inc. exchanged 200,000 shares of its common stock for 300,000 shares of the common stock and 2,217 shares of the Class A (nonvoting) Preferred Stock of Advanced Medical
Products, Inc. owned by Nishimoto Sangyo Company, Ltd.)

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

SOLE VOTING POWER

3,300,000 Common Stock

9.	SOLE DISPOSITIVE POWER

3,300,000 Common Stock
2,217 Class A Preferred Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

3,300,000

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.3%

Item 1.  	Security and Issuer.

This Schedule 13D is filed on behalf of Carolina Medical, Inc. (the
Reporting Entity), relative to the $ .01 par value common stock and the Class A (nonvoting) Preferred Stock issued by Advanced Medical Products, Inc. (AMP). The principal executive offices of AMP are located at 6 Woodcross Drive, Columbia, South Carolina 29212.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Company acquired 300,000 shares of common stock and 2,217 shares of Class A (nonvoting) Preferred Stock of AMP (the Shares) on May 15, 1998, as a result of a share exchange with Nishimoto Sangyo Company, Ltd. (Nishimoto) in which Nishimoto acquired 200,000 shares of the common stock of the Reporting Company (the Exchange).


Item 4.	Purpose of the Transaction.

The Exchange was effected in order to eliminate ownership of the Class A Preferred Stock by a third party and to facilitate AMPs ability to raise capital. The Reporting Entity intends to review continuously its investment in AMP and, on the basis of such review and such market and other factors as it may deem relevant, may sell the Shares or acquire additional shares of AMPs common stock.

The Reporting Entity is a party to a pending Share Exchange
Agreement with Biosensor Corporation (Biosensor) after which the Reporting Entity will be a wholly owned subsidiary of Biosensor. There is a proposal which is not yet binding in which a newly formed wholly owned subsidiary of Biosensor would be merged through a reverse
triangular merger into AMP.   AMP would survive the merger as a wholly
owned subsidiary of Biosensor and the Reporting Entitys ownership in AMP would be eliminated.

Item 5.	Interest in Securities of the Issuer.

(a)	As of June 12, 1998, the Reporting Entity beneficially owned
3,300,000 shares (or approximately 55.3% of the outstanding shares) of AMP common stock and 2,217 shares (or approximately 93% of the outstanding shares) of AMP Class A
Preferred Stock.

(b)	The Reporting Entity will have sole power to vote and to
dispose of the 3,300,000 common shares and sole power to dispose of the 2,217 Class A Preferred shares.

(c)	As of June 12, 1998, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving AMP equity securities had been engaged in by the Reporting Entity.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


Dated:	June  12, 1998			CAROLINA MEDICAL, INC.

     			                                    s/s:__Ronald G.
Moye____________
                                                            Ronald
G. Moyer, Chief Executive Officer

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